3 Some Chocolates Cuisine

Retail · Entertainment

Dark, milk and white chocolate in one bar

3SOMECHOCOLATES.COM MOUNT VERNON



We chose to create a brand that people could love and enjoy while offering great quality. We LOVE chocolate and lovers of chocolate can appreciate everything we offer in our product, which is why we can't wait to make the items more accessible around the country. At our chocolate cuisine we want to offer a unique and unforgettable experience x3!

3 Some Chocolates Patrick Glanville & Kristin Parker, Founders @ 3 Some Chocolates Cuisine

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1. Increase of 90% in sales from Q3 2018 to Q3 2019 from our online store (Founders' other business).
2. Over 200 5-star ratings. Over 40,000 customers and growing.
3. Featured on Fox 5 News, CBS, Good Morning America, Good Day New York and NBC.
4. Participated in 20+ chocolate shows every year since our founding. We're always out in the field!
5. 3 Some Chocolates and our Jerk Chocolate recipe are trademarked with the United States Patent and Trademark Office making us exclusive.
6. The above bullets refer to 3 Some Chocolates LLC. Investors would be investing in 3 Some Chocolates Cuisine, Inc. (no operating history).

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

3 Some Chocolates
Patrick Glanville & Kristin Parker, Founders
We are chocolatiers looking to offer you a unique experience at our all new Chocolate Cuisine. We combine 3 flavors in one and make it for everyone. Its not just chocolate, its an experience x3!

Patrick Ali Glanville
CEO & President
I have turned this vision of 3 Some Chocolates into reality with hard work & dedication. I have built the foundation so that it can be viable and can grow into an amazing brand. With my passion & consistency we can take this company to great limits.

Kristin Parker
CFO & Co-CEO
I make sure that our company is functioning properly from a legal, operational and financial standpoint. I ensure that all the steps we take make it an attractive company for investment and that we stay informed of market trends.

Why people love us

The founders of 3 Some Chocolates are a dedicated and hard working people. I watched Patrick and Kristin build this company from the ground up through social media and the growth has been phenomenal. I am a proud supporter of their products and I know they will be able to do amazing things with their brand! I look forward to seeing what they will do next!
Shatek King Friend $200

3 Some Chocolate founders can adapt with the company's fast progression in the market, and they're able to climb through economic and business hurdles with an unstoppable drive. Their creativity, vision, passion and drive for their brand speaks through their: packaging, chocolate flavors, customer service and so much more. Through this you can see Patrick and Kristin are committed and serious about their brand which uniquely sets them apart in the chocolate industry, causing them to only succeed in every area of operation. Not only have I seen their passion for business and chocolate, I have seen their passion and dedication in helping other small businesses along their own journey to success; wanting to see everyone succeed shows their true character. Patrick and Kristin have shown me and many others that success is on the other side of hard work, consistency, dedication, positivity, and having good character. They are a strong example of business owners in the community, showing us that we can do it too.
Danielle White Friend $2,000

See more on Buzz

In the news

NEWS8 wtnh.com

JoJo Pastors talks about Adventurous Nights Out
We are joined by Lifestyle Expert, JoJo Pastors to talk about Adventurous Nights Out with 3Some Chocolates and WildRide App. Taking your nights out to a whole new level and whole new experience;
September 14, 2018 @ wtnh.com

BLACK ENTERPRISE WEALTH FOR LIFE

Couple Launches Delightfully Naughty '3 Some Chocolates'
"It will never work out-that name, it's just too raunchy." This was the feedback Patrick Ali Glanville and Kristin Parker first received when they launched their online chocolate company, 3 Some Chocolates. It was the
March 12, 2018 @ blackenterprise.com

Downloads

3SCC Presentation.pdf

3 Some Chocolates Cuisine


3 SomeChocolates
3 SOME Chocolates
3 SomeChocolates

We live and enjoy life through experiences. The best experiences are memorable, unforgettable. What makes us yearn for more is usually something unique, fun and something you can share with the people closest to you! We want to create a unique dining experience that brings people together where they can enjoy quality service, quality food and an out-of-the box experience!

3 Some Chocolates Cuisine is the perfect place where you can satisfy your cravings, allowing you to indulge in your desires, senses and passions x3. It's not just chocolate but a variety of combinations of dishes, drinks and flavors, served in three's. Now that's a 3 Some you won't forget!

We are an eye-catching, edgy company with a competitive advantage because we offer a delicious product, shock value and an unforgettable experience x3! The industry is ripe for a new way to dine with a chocolate twist! 3 Some Chocolates Cuisine will offer not just chocolate but a variety of flavorful American, Caribbean and Soul Food combinations in threes!


Amazing
x 3
TRIMAZING
www.3somechocolates.com

Our Story

We started with our brand of 3 Some Chocolates by offering our customers the best of 3 worlds in one, with the infusion of three different chocolates; dark, milk and white, in our bars and offered it in a pack of 3. We gave chocolate a new twist, different from anything currently offered in the market by allowing our customers to create their own chocolate experience! Now we offer so many more variations and combinations of not just the traditional milk, white and dark chocolate but as well as caramel infused dips and the all new ruby chocolate!



3 Some Chocolates Investment Event

The Chocolate Cuisine, Flavorful x3!

Get ready to have a phenomenal experience when we open our first Chocolate Cuisine where you can dine and enjoy unique dishes. Our products and our service are made for you to share a memorable experience while indulging in the taste of various flavors x3 . You should never have a 3 Some alone!

Here are a few dish combinations you can expect to find in 3 Some Chocolates Cuisine:

Threesomized Mac & Cheese Combo: Try 3 different flavors in one dish! Truffle Oil; Bacon Bit; & Pizza Mac & Cheese.

Threesomized Ribs Combo: Honey BBQ;Hickory Smoked & Pineapple Sauce Smothered Ribs.

Threesomized Chicken Combo: Jerk; Lemon Pepper Baked, Cajun Chicken.

Threesomized Drinks Combo: Strawberry Daiquiri, Margarita and Pina Colada in one 3 Some Chocolates Cuisine Special Cup.

Check out our Preliminary Rendering for our Chocolate Cuisine where you can come in and enjoy delicious flavors x3!


3 Some Chocolates Cuisine Preliminary Rendering
Watch later
Share
Chocolate Cuisine
3 Some Chocolates Cuisine
Preliminary Project Stage
www.3somechocolates.com

A Strong Team Dedicated to Growing the Company

The founders of 3 Some Chocolates, Patrick and Kristin, have worked nonstop over the last 3 years building a brand that people respect and love. They are trained chocolatiers, having studied in the chocolate capital of the world, Belgium at the largest chocolate manufacturing facility in the world, Barry Callebaut. They are dedicated to giving their clients the best and most delicious experience.



Founders of 3 Some Chocolates, Kristin and Patrick

We put passion and love into every item we make. Everything is handcrafted and we pay attention and take care of every detail from packaging, to flavor, taste, design and presentation. Our work is a delicious form of art and we take pride in all we create! We have received over 200 FIVE star ratings on Google, our Website and Facebook, which helps us understand what the customer wants, encouraging us to constantly improve.

Become part of an exclusive brand!

3 Some Chocolates and its Jerk Chocolate confections are trademarked with the United States Patent and Trademark Office which means you won't find our products anywhere else! We are a unique brand that has taken the time to protect our hard work to ensure that we can offer our customers something memorable, delicious and exclusive such as our sweet and spicy Jerk Chocolate Bites!


United States of America
Jerk Chocolate
3 SOME Chocolates


www.3somechocolates.com

3 Some Chocolates has over 40 unique items available on 3SomeChocolates.com and these are the items that we would like to manufacture and distribute from our new Chocolate Cuisine location. Currently, our customers have the opportunity to customize their chocolate online giving them a chance to fully personalize their experience. We would like to have this available to our customers at our Chocolate Cuisine franchise location making it interactive and enjoyable. One our most loved items are our assortment of truffles. They are our handmade delicious delicatessens filled with creamy caramel centers that come plain or infused with liquor of your choice!


3 SomeChocolates
SomeChocolates
3 SOME
www.3somechocolates.com

We at 3 Some Chocolates took the time to protect our company and created something of value because the name 3 Some Chocolates alone holds value. Our name is catchy and fun and all our products come 3 in 1!

Investing in 3 Some Chocolates is supporting a brand that is innovational and understands that owning your idea is important!


United States of America
3 Some Chocolates
3 SOME
www.3somechocolates.com

So far 3 Some Chocolates has shipped chocolate to 48 states as well as to several countries. The demand for our brand is high and with the the right funding we can grow the brand to its highest potential.


3 SOME
Chocolates
Enticing

Brussels, Belgium

At chocolate expos, our chocolate shop is always filled with customers who at first stop and stare at our name and then always walk over to see what the rave is all about! They all leave with bags full of chocolate!


I Love Chocolate Fest
Watch later
Share
SOME

The Chocolate Industry is a World-Wide $50 Billion a Year Business

There is so much room for growth and innovation within the chocolate industry, especially for a company as unique as 3 Some Chocolates Cuisine. By the year 2023 the United States, revenue in the Chocolate Confectionery segment alone will grow to over $30 million.


Revenue
in million US$
Reading Support
Revenue in the Chocolate Confectionery segment amounts to US$27,544m in 2019.
PNG
Revenue
Revenue Growth
Info

With the right funding 3 Some Chocolates Cuisine will be able to successfully compete within this market because our products are unlike anything currently available to consumers. Our concept is even more unique because our Chocolate Cuisine will also enter into a lucrative US restaurant industry which has reached a record high of $863 billion dollars in 2019, up 3.6% from 2018.

Restaurant-industry food-and-drink sales: Projections for 2019

	2018 sales (billions)	2019 sales (billions)	Percent change	Real percent change
COMMERCIAL RESTAURANT SERVICES[1]	$767.8	$795.4	3.6%	1.1%
Total eating-and-drinking places	$592.0	$613.0	3.6%	1.1%
Eating places	$570.8	$591.0	3.6%	1.1%
Fullservice restaurants[2]	$274.8	$285.3	3.8%	1.5%
Limited-service (quickservice) restaurants[3]	$239.1	$246.7	3.2%	0.7%
Cafeterias, grill-buffets and buffets[4]	$6.1	$6.0	-1.9%	-4.4%
Snack and nonalcoholic beverage bars	$41.8	$43.7	4.6%	2.1%
Social caterers	$9.0	$9.4	4.1%	1.8%
Bars and taverns	$21.2	$22.0	3.7%	1.7%
Other[5]	$175.8	$182.4	3.8%	1.3%
NONCOMMERCIAL RESTAURANT SERVICES[7]	$62.5	$64.6	3.4%	0.7%
MILITARY RESTAURANT SERVICES[8]	$2.8	$2.9	3.0%	0.5%
TOTAL	**$833.1**	**$862.9**	**3.6%**	**1.1%**

Imagine yourself in Las Vegas looking for some place new, different and fun to eat! You walk into 3 Some Chocolates Cuisine where we offer you not just one but three different ways to enjoy your favorite dishes or drinks! You no longer have to choose just one way to have your meal prepared when you can have all 3 different ways all on 1 plate! That is what we call your meal being "threesomeized"! This new way of looking at how our customers can dine out is why we think people will love our innovative restaurant theme because our customers are already giving us great feedback on our current products!

Moving our Online Store to Retail Storefronts

Currently, all of our exclusive products are only available in our online store 3SomeChocolates.com and on Amazon. We would like the Chocolate Cuisine location that serves food but will also have our online store in house.

Our plan is to have 3 Shops in one: our Chocolate Shop, our Chocolate Lounge and our Chocolate Cuisine. The Chocolate Cuisine will also serve as the production location for our chocolate where we can then distribute to other stores such as Whole Foods, Trader Joe's and many other specialty shops around the country and eventually the world. With an industrial manufacturing location, we will be able to produce more, cut the average cost per product and make it more accessible to consumers everywhere. Below are just a few of the delicious confections we offer online, such as our infused caramel dips; ruby, dark and mint chocolate bars; ruby, mint and dark chocolate truffles; our famous henny truffles; our new gold chocolate infused with dark chocolate bars; and our signature milk, white and dark chocolate bars. We have so many more ideas for unique items!


3 SomeChocolates
www.3somechocolates.com

3 Some Chocolates Online Store

Everything you see at 3 Some Chocolates was done by a two-person team. There is so much more we can achieve with the proper funding and support from our future investors!

So join us on our chocolate journey and help us revolutionize the chocolate industry x3!!!

Visit 3SomeChocolates to learn more and don't forget to, "Get Some 3 Some!"

Founders

Patrick Glanville, CEO and President



Patrick Glanville is a visionary and a former retail manager with over 15 years experience in retail and business and operations management. He is a dedicated graphic designer, web designer, a certified personal trainer. His culinary art and recipe development skill shows through his amazing chocolate confections.

Patrick 's love for the culinary arts began with his grandmother teaching him how to create chocolate confections as a hobby from which he was able to turn into a successful business, 3 Some Chocolates. And 3 Some Chocolates Cuisine. At 3 Some Chocolates, not only is he the recipe developer and confectionist but he also handles marketing and content development, operations, product design, customer outreach and support.

His vision is for 3 Some Chocolates Cuisine to be a worldwide franchise where people can indulge in their desires, fulfill their fantasy and bite their temptation x3.

Kristin Parker, CEO and CFO



Kristin Parker has over 15 years experience in administration, operations and financial services. She holds a Bachelor's of Science Degree from Georgia Institute of Technology and received her Master's Degree from the City College of New York, CUNY.

Kristin is experienced in project management, business law, compliance, operations, human resources and real estate. She has founded and set up several companies and is also currently working in financial technology.

At 3 Some Chocolates and 3 Some Chocolates Cuisine, Kristin is the CEO & CFO responsible for business operations and financial forecasting/tracking. Kristin is in charge of compliance, manages inventory, acquired and maintains trademarks, incorporation of the businesses, articles of organization, stock allocation, marketing, operations, logistics, sales and customer service. Kristin engineered the operational dynamics for the company to ensure that the customer will have an exceptional and memorable experience x3!!!

Investor Q&A

− COLLAPSE ALL

What does your company do?

3 Some Chocolates uses premium chocolates, blends flavors and creates combinations that people would never imagine together! Its not just Chocolate, but a variety of infusions everyone can enjoy.

Where will your company be in 5 years?

We would love for the 3 Some Chocolates Cuisine Franchise to be open in major cities across the United States, Canada & Europe and to have our signature products in major retail stores. We have already found a location in Manhattan that would be the perfect spot for our first Cuisine!

Why did you choose this idea?

We chose to create a brand that people could love and enjoy while offering great quality. We LOVE chocolate and lovers of chocolate can appreciate everything we offer in our product, which is why we can't wait to make the items more accessible around the country. At our chocolate cuisine we want to offer a unique and unforgettable experience x3!

What would you do with the money you raise?

Our first goal is to generate more revenue by mass producing our existing products for placement in retail stores across the country. We anticipate 5-10% of the money raised will go to this project. We then will focus on opening our first Chocolate Cuisine in Manhattan with a target opening date of early 2021. Opening of the location (equipment, insurance, lease & licenses) will take 40-50% of the money raised and the remainder will be used for staff once the location is opened.

Where do you plan to open your first location?

Our number one choice for our first location is New York City which is our hometown. We believe this is the best place for a concept as unique as ours. People will come from all over the world to visit our Chocolate Cuisine to experience 3 flavors in one!

What is your target opening date for your first location?

We have already looked at several locations in Manhattan as well as Brooklyn. Once we reach our targeted funding goal in our second round of funding we should be able to solidify a lease in a central location with high pedestrian traffic. It will take us 5-7 months to secure the property permits, licenses and insurance as well as to complete any necessary renovations. Our target opening date will be early 2021.

How will you generate revenue?

We plan to generate revenue through the mass production and distribution of our current products found on www.3somechocolates.com to retail stores in the United States.
Once we open our first Chocolate Cuisine location In NYC we plan to franchise the brand and have locations opened in major cities across the country such as Atlanta, Miami, Dallas and Las Vegas.

Why did you branch off from chocolate into the cuisine industry?

We saw a need for a new and unique dining experience that would not only serve as a conversation piece but a place where people can enjoy dishes, drinks and flavors in 3's. We would like our restaurant to be the Cheesecake Factory of the Chocolate Industry where customers will also be able to buy our unique chocolate products and enjoy a flavorful meal. We are also looking to take some aspects from some of our other favorite restaurants we've been to around the world, especially with design and creative influences from Paris, Brussels Toronto and Montreal.

What is the relationship between "3 Some Chocolates LLC" and "3 Some Chocolate Cuisine, Inc.?"

3 Some Chocolates LLC is our online store. 3 Some Chocolates Cuisine will be the chocolate manufacturing company that produces the product for distribution to retail stores and will also serve as the physical franchise location we plan to open up in New York and eventually other cities. Investors in this Offering will be investing in 3 Some Chocolates Cuisine, Inc., a new entity with no operating history.